

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 8-K

## CURRENT REPORT
**Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): December 6, 2005

SIERRA HEALTH SERVICES, INC.
(Exact name of registrant as specified in its charter)

| Nevada | 1-8865 | 88-0200415 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**2724 North Tenaya Way**
**Las Vegas, Nevada 89128**
(Address of principal executive offices including zip code)

**(702) 242-7000**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01  Entry into a Material Definitive Agreement**

**Item 3.03  Material Modification to Rights of  Securities Holders**

**Item 5.03  Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year**

On December 6, 2005, the Board of Directors of the Registrant declared a 100 percent common stock dividend which will effect a two-for-one split of the Company's common stock.  The dividend will be payable on December 30, 2005 to stockholders of record on December 16, 2005.  In connection therewith, the Board of Directors also approved proportionate adjustments to (a) the conversion rate at which the Registrant's 2.25% Senior Convertible Debentures Due 2023 may be converted into shares of the Registrant's common stock, and (b) the numbers of shares, and in the case of stock options and the Employee Stock Purchase Plan, the exercise and purchase prices, of outstanding awards under the Registrant's incentive compensation plans for employees and for directors, as well as the shares reserved for future awards under those plans and the number of shares and options to be automatically granted under certain of those plans.  The adjustments under the incentive compensation plans will affect outstanding awards held by executive officers and directors of the Registrant, as well as by others employed by the Registrant and its subsidiaries, and future automatic awards for directors.

On that date, the Board of Directors also amended the Bylaws of the Registrant to permit the issuance of uncertificated shares for some or all of the shares of any or all of the classes or series of shares of the Registrant.

In addition, the Board of Directors approved an increase in the Registrant's authorized shares of common stock from 60,000,000 shares to 120,000,000 shares.  The par value of the common stock will remain $.005 per share.  The increase became effective on December 30, 2005.

**Item 9.01  Financial Statements and Exhibits**

| Exhibits | Description |
| --- | --- |
| 3.1 | Certificate of Change pursuant to Nevada Revised Statutes §78.209 |
| 3.2 | Amendment No. 8 to the Amended and Restated Bylaws of Sierra Health Services, Inc. |

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

|  | SIERRA HEALTH SERVICES, INC. |
|--|--|
|  | (Registrant) |

| Date:  December 9, 2005 | /S/ PAUL H. PALMER |
|--|--|
|  | Paul H. Palmer |
|  | Senior Vice President |
|  | Chief Financial Officer and Treasurer |
|  | (Chief Accounting Officer) |